UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Hovnanian Enterprises, Inc.

(Name of Issuer)

Class B Common Stock, $.01 par value per share

(Title of Class of Securities)

442487302

(CUSIP Number)

J. Larry Sorsby

c/o Hovnanian Enterprises, Inc.

90 Matawan Road, 5th Floor

Matawan, NJ 07747

(732) 747-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 442487302

1	NAME OF REPORTING PERSON J. Larry Sorsby, as former Investment Trustee of certain trusts
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

Amendment No. 1 to Statement on Schedule 13D

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by J. Larry Sorsby, as investment trustee of certain trusts established for the benefit of certain family members of Mr. Ara K. Hovnanian, with the Securities and Exchange Commission on November 5, 2021 (as so amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 1 is being filed in connection with certain actions taken with respect to the investment and voting power over shares of common stock held by trusts for the benefit of Mr. Ara Hovnanian’s family, which trusts hold 14,272 shares of Class A Common Stock and 82,404 shares of Class B Common Stock, and over which Mr. Hovnanian was previously the investment trustee with dispositive power and Mr. J. Larry Sorsby, Executive Vice President, Chief Financial Officer and Director of the Issuer, was previously the trustee with voting power. Following such actions, Mr. Sorsby no longer has any voting power over the shares held by such trusts.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended as follows:

As of April 27, 2022, Mr. Sorsby no longer serves as a trustee of trusts holding Class B Common Stock.

Item 5.	Interests in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

As of April 27, 2022, Mr. Sorsby no longer beneficially owns any shares of Class B Common Stock of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2022

/s/ J. Larry Sorsby
J. Larry Sorsby, as former investment trustee of certain trusts